                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K





(X)    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the fiscal year ended December 31, 1995

                                      OR

(__) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      Commission file number 04-2740516

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       PageNet Employees Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Paging Network, Inc.
                           4965 Preston Park Blvd.
                                  Suite 600
                             Plano, Texas 75093

                       PAGENET EMPLOYEES SAVINGS PLAN
                            FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL SCHEDULES
                   YEARS ENDED DECEMBER 31, 1995 AND 1994



                                   CONTENTS

                                                                         PAGE
                                                                         ----

Report of Independent Auditors                                             3


Statement of Financial Condition, with Fund Information
  as of December 31, 1995                                                  4


Statement of Financial Condition, with Fund Information
  as of December 31, 1994                                                  5


Statement of Income and Changes in Plan Equity, with Fund Information
  for the Year Ended December 31, 1995                                     6


Statement of Income and Changes in Plan Equity, with Fund Information
  for the Year Ended December 31, 1994                                     7


Notes to Financial Statements                                              8


Item 27(a) - Schedule of Assets Held for Investment Purposes              16


Item 27(d) - Schedule of Reportable Transactions                          17

                         REPORT OF INDEPENDENT AUDITORS


The Investment Committee
PageNet Employee Savings Plan

We have audited the accompanying statements of financial condition of the PageNet Employees Savings Plan (the Plan) as of December 31, 1995 and 1994 and the related statements of income and changes in plan equity of the years then ended. These financial statements are the responsibility of the Plan's Investment Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the PageNet Employees Savings Plan at December 31, 1995 and 1994, and the results of its operations and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of financial condition and the statement of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and results of operations and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                              Ernst & Young LLP




May 3, 1996

                         PAGENET EMPLOYEES SAVINGS PLAN
            STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
                               DECEMBER 31, 1995


                                                         CONSERVATIVE    FIXED INCOME       BALANCED
                                          TOTAL             FUND             FUND             FUND
                                        -----------      -----------     -----------      -----------
ASSETS:

Fair Value of Investments               $10,573,006      $   777,698     $   720,662      $ 2,139,207
Cash and Cash Equivalents                   354,867                4           1,125              371
Due To (From) Funds                               -           (1,337)           (508)          (6,209)
Employee Contribution
   Receivable                               129,534           13,704           8,699           21,490
Employer Contribution
   Receivable                                67,568            5,054           3,852           18,195
Interest and Dividends Receivable           264,955            6,982           7,373           58,807
                                        -----------      -----------     -----------      -----------
TOTAL ASSETS                            $11,389,930      $   802,105     $   741,203      $ 2,231,861
                                        ===========      ===========     ===========      ===========

PLAN EQUITY                             $11,389,930      $   802,105     $   741,203      $ 2,231,861
                                        ===========      ===========     ===========      ===========



                                          GROWTH         PAGENET STOCK    INTERNATIONAL   PARTICIPANTS'
                                           FUND              FUND             FUND            LOANS
                                        -----------      -------------     -----------     ------------
ASSETS:

Fair Value of Investments               $ 2,491,468      $   4,031,503     $   115,108     $    297,360
Cash and Cash Equivalents                    27,306            282,432          34,319            9,310
Due To (From) Funds                          13,658              7,366         (10,860)          (2,110)
Employee Contribution
   Receivable                                36,697             43,667           5,277                -
Employer Contribution
   Receivable                                17,758             21,135           1,574                -
Interest and Dividends Receivable           187,592                572           3,529              100
                                        -----------      -------------     -----------     ------------
TOTAL ASSETS                            $ 2,774,479      $   4,386,675     $   148,947     $    304,660
                                        ===========      =============     ===========     ============

PLAN EQUITY                             $ 2,774,479      $   4,386,675     $   148,947     $    304,660
                                        ===========      =============     ===========     ============



                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                         PAGENET EMPLOYEES SAVINGS PLAN
            STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
                               DECEMBER 31, 1994


                                                          CONSERVATIVE      FIXED INCOME       BALANCED
                                          TOTAL               FUND              FUND             FUND
                                        ------------      ------------     -------------     -----------
ASSETS:

Fair Value of Investments               $  5,292,920      $    415,423     $     485,394     $ 1,312,935
Cash and Cash Equivalents                    273,367            27,011            22,266          54,577
Due To (From) Funds                                -              (343)            1,282            (598)
Employee Contribution
   Receivable                                102,986            10,120             9,088          21,305
Employer Contribution
   Receivable                                 30,721             3,188             3,033           6,435
Interest and Dividends Receivable            105,481             3,589             4,912          34,787
                                        ------------      ------------     -------------     -----------
TOTAL ASSETS                            $  5,805,475      $    458,988     $     525,975     $ 1,429,441
                                        ============      ============     =============     ===========

LIABILITIES AND
PLAN EQUITY:

Excess Contribution Payable             $     19,725      $      2,426     $       1,251     $     4,828
Accounts Payable                               6,491               610               (61)            (57)
                                        ------------      ------------     -------------     -----------
   Total Liabilities                          26,216             3,036             1,190           4,771
                                        ------------      ------------     -------------     -----------

Plan Equity                                5,779,259           455,952           524,785       1,424,670
                                        ------------      ------------     -------------     -----------
TOTAL LIABILITIES
AND PLAN EQUITY                         $  5,805,475      $    458,988     $     525,975     $ 1,429,441
                                        ============      ============     =============     ===========




                                           GROWTH         PAGENET STOCK    INTERNATIONAL     PARTICIPANTS'
                                            FUND              FUND             FUND             LOANS
                                        ------------      ------------     -------------     -----------
ASSETS:

Fair Value of Investments               $  1,269,288      $  1,716,660     $          -     $     93,220
Cash and Cash Equivalents                     84,709            78,272                -            6,532
Due To (From) Funds                            6,380               479                -           (7,200)
Employee Contribution
   Receivable                                 29,915            32,558                -                -
Employer Contribution
   Receivable                                  9,100             8,965                                 -
Interest and Dividends Receivable             59,506               839                -            1,848
                                        ------------      ------------     -------------     -----------
TOTAL ASSETS                            $  1,458,898      $  1,837,773     $          -     $     94,400
                                        ============      ============     =============     ===========
LIABILITIES AND
PLAN EQUITY:

Excess Contribution Payable             $      7,971      $      3,249     $          -     $          -
Accounts Payable                                 143             2,554                -            3,302
                                        ------------      ------------     -------------     -----------
   Total Liabilities                           8,114             5,803                -            3,302
                                        ------------      ------------     -------------     -----------
Plan Equity                                1,450,784         1,831,970                -           91,098
                                        ------------      ------------     -------------     -----------
TOTAL LIABILITIES
AND PLAN EQUITY                         $  1,458,898      $  1,837,773     $          -     $     94,400
                                        ============      ============     =============     ===========



                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                         PAGENET EMPLOYEES SAVINGS PLAN

     STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                       CONSERVATIVE     FIXED INCOME       BALANCED
                                        TOTAL              FUND             FUND             FUND
                                   ---------------     ------------     ------------     -----------
Contributions - Employee           $     3,764,185     $    397,736     $    273,822     $   675,315
Contribution - Employer                    458,090           54,434           34,681          90,008
Contributions - Rollover                   490,289           58,614           19,893          73,052
Transfers                                        -          (87,816)         (82,186)       (139,994)
Net Appreciation (Depreciation) in
  Fair Value of Investments              1,732,523                -           34,524         232,574
Dividends and Interest                     429,620           36,219           40,030         145,232
                                   ---------------     ------------     ------------     -----------
                                         6,874,707          459,187          320,764       1,076,187

Withdrawals and Loan Repayments          1,264,036          113,034          104,346         268,996
                                   ---------------     ------------     ------------     -----------

   Net Increase in Plan Equity           5,610,671          346,153          216,418         807,191

Plan Equity at Beginning of Year         5,779,259          455,952          524,785       1,424,670
                                   ---------------     ------------     ------------     -----------

Plan Equity at End of Year         $    11,389,930     $    802,105     $    741,203     $ 2,231,861
                                   ===============     ============     ============     ===========

                                       GROWTH        PAGENET STOCK    INTERNATIONAL    PARTICIPANTS'
                                        FUND             FUND             FUND            LOANS
                                   -------------     ------------     ------------     ------------
Contributions - Employee           $   1,072,147     $  1,255,447     $     89,718     $          -
Contribution - Employer                  119,009          149,051           10,907                -
Contributions - Rollover                 168,498          158,976           11,256                -
Transfers                               (111,292)         164,278           35,474          221,536
Net Appreciation (Depreciation) in
  Fair Value of Investments              248,740        1,209,955            6,730                -
Dividends and Interest                   191,321            4,854            3,851            8,113
                                   -------------     ------------     ------------     ------------
                                       1,688,423        2,942,561          157,936          229,649

Withdrawals and Loan Repayments          364,728          387,856            8,989           16,087
                                   -------------     ------------     ------------     ------------

   Net Increase in Plan Equity         1,323,695        2,554,705          148,947          213,562

Plan Equity at Beginning of Year       1,450,784        1,831,970                -           91,098
                                   -------------     ------------     ------------     ------------

Plan Equity at End of Year         $   2,774,479     $  4,386,675     $    148,947     $    304,660
                                   =============     ============     ============     ============



                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                         PAGENET EMPLOYEES SAVINGS PLAN
     STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                         CONSERVATIVE     FIXED INCOME      BALANCED
                                            TOTAL            FUND             FUND            FUND
                                        ------------     ------------     ------------     ----------
Contributions - Employee                $  2,810,825     $    250,637     $    273,538     $  646,710
Contribution - Employer                      397,111           40,695           41,740         93,053
Contributions - Rollover                     213,175           28,316            7,160         69,379
Transfers                                          -          (30,412)         (32,091)       (68,645)
Net Appreciation (Depreciation) in
  Fair Value of Investments                  117,183                -          (21,470)       (62,125)
Dividends and Interest                       161,507           13,760           22,229         58,554
                                        ------------     ------------     ------------     ----------
                                           3,699,801          302,996          291,106        736,926

Withdrawals and Loan Repayments              492,938           38,104           56,713        139,195
                                        ------------     ------------     ------------     ----------

   Net Increase in Plan Equity             3,206,863          264,892          234,393        597,731

Plan Equity at Beginning of Year           2,572,396          191,060          290,392        826,939
                                        ------------     ------------     ------------     ----------

Plan Equity at End of Year              $  5,779,259     $    455,952     $    524,785     $1,424,670
                                        ============     ============     ============     ==========

                                            GROWTH        PAGENET STOCK    INTERNATIONAL   PARTICIPANTS'
                                             FUND             FUND             FUND            LOANS
                                        -------------     ------------     ------------     ------------
Contributions - Employee                $     833,878     $    806,062     $          -     $          -
Contribution - Employer                       114,113          107,510                -                -
Contributions - Rollover                       44,990           63,330                -                -
Transfers                                     (35,836)          92,410                -           74,574
Net Appreciation (Depreciation) in
  Fair Value of Investments                   (64,053)         264,831                -                -
Dividends and Interest                         60,126            3,463                -            3,375
                                        -------------     ------------     ------------     ------------
                                              953,218        1,337,606                -           77,949

Withdrawals and Loan Repayments               130,265          122,536                -            6,125
                                        -------------     ------------     ------------     ------------

   Net Increase in Plan Equity                822,953        1,215,070                -           71,824

Plan Equity at Beginning of Year              627,831          616,900                -           19,274
                                        -------------     ------------     ------------     ------------

Plan Equity at End of Year              $   1,450,784     $  1,831,970     $          -     $     91,098
                                        =============     ============     ============     ============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                         PAGENET EMPLOYEES SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1.      DESCRIPTION OF THE PLAN

GENERAL

The PageNet Employees Savings Plan (the Plan) was adopted by Paging Network, Inc. (the Company) effective January 1, 1993, for eligible employees of the Company and its participating subsidiaries. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Investment Committee, whose members are appointed by the Company. Milliman and Robertson provides recordkeeping and other administrative services for the Plan. Texas Commerce Bank acts as the Plan's trustee.

Participants may elect the extent to which assets are invested in the following funds:

(a) Conservative Fund - a money market fund that invests in high quality, short-term fixed income securities.

(b) Fixed Income Fund - a bond fund that invests in high-quality corporate and U.S. Government fixed income securities with maturities ranging from three months to four years.

(c)     Balanced Fund - Invests in a pool of equity and fixed income funds.

(d) Growth Fund - Invests in a pool of commingled funds that have a goal of long-term growth, all of which are invested in stocks. The funds buy stocks of rapidly growing companies or companies with the potential for exceptional growth.

(e) PageNet Stock Fund - Invests exclusively in shares of Paging Network, Inc. common stock.

(f) International Stock Fund - Invests in a pool of international stock funds that have a goal of long-term growth by investing in stocks of companies based outside the United States.

A separate account is maintained for each participant. The account balances for participants are adjusted monthly for:

(a)     participant contributions.

(b)     the participant's share of employer contributions.

                         PAGENET EMPLOYEES SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


(c) the participant's share of income and gains and losses, by fund, determined by the percentage which the participant's account balance at the beginning of the month bears to the total of all participant's account balances at the beginning of the month.

(d)     participant withdrawals.

CONTRIBUTIONS

Participating employees may contribute to the Plan up to 15% of their annual earnings, as defined by the Plan, subject to annual limitations as established by the United States Treasury Department. Prior to December 31, 1995, the Company was required to make matching contributions to the Plan in an amount equal to 25% of employee contributions up to a maximum of 4% of the employee's compensation. Effective January 1, 1996, the Company contributions to the Plan will be equal to 50% of employee contributions up to a maximum of 6% of the employee's compensation.

VESTING

Participants are immediately vested in their contributions plus the actual earnings thereon. The vesting schedule for employer contributions (adjusted for gains and losses thereon) is as follows (as defined in the Plan):

          Years of Service                     Portion of Matching Account
     Subsequent to January 1, 1993           to which Employees are Entitled
  --------------------------------           -------------------------------
     Less than    2                                        0%
                  2                                       33%
                  3                                       50%
                  4 or more                              100%


INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company, by a letter dated September 10, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter from the IRS. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

                         PAGENET EMPLOYEES SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


TERMINATION OF THE PLAN

While the Company has not expressed any intent to do so, the Company, by action of the Board of Directors, may terminate the Plan. In the event the Plan is terminated, the participants become fully vested and the net assets of the Plan are to be distributed to participants in proportion to their account balances.

WITHDRAWALS PAYABLE AND FORFEITURES

As specified in the Plan, a participant, upon retirement or termination, may choose to receive his or her vested plan balances in a single payment or in the form of a direct rollover to an IRA or another qualified plan. Participants who are still employees may elect a withdrawal or loan, subject to certain restrictions.

Forfeitures from a participant's employer matching account will be used to reduce employer matching contributions to remaining participants in the period in which the forfeiture occurred.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS AND INVESTMENT INCOME

The investment funds are valued at fair market value as determined by the last sales price on the last business day of the Plan year as reported on a national securities exchange.

Purchases and sales of investments are reflected on a trade-date basis. Investments in portfolios of the Plan's funds are carried at per share net asset value. Net asset value is based on the market value of each fund portfolio's underlying assets and liabilities at the date of determination.

CONTRIBUTIONS

Contributions are recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         PAGENET EMPLOYEES SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS


INVESTMENTS AS OF DECEMBER 31, 1995 ARE AS FOLLOWS:


                                                                  SHARES OR                 FAIR
                                                                    UNITS                   VALUE
                                                                  --------              -------------
    TCB Short - Term Investment Fund                              320,546               $     320,546

    TCB Money Market Trust                                         34,321                      34,321

(1) The Vanguard Group Money Market Reserves Prime Portfolio      777,698                     777,698

(1) The Vanguard Group Fixed Income Securities Fund               149,248                   1,628,668

    The Vanguard Group Windsor II                                  16,218                     335,054

(1) Davis New York Venture Fund Class A                            83,717                   1,215,569

    T. Rowe Price International Stock Fund                         23,065                     282,088

    Brandywine Fund, Inc.                                          12,588                     353,485

(1) HCA Securities, Inc. Harbor Capital Appreciation Fund          36,447                     826,981

(1) Parkstone Mutual Fund Small Cap Value Fund                     28,455                     766,291

(1) Paging Network, Inc. Common Stock                             165,395                   4,031,503

    Warburg, Pincus Counsellors, Inc. International Equity Fund     2,969                      58,309

    Participants' Loans                                                                       297,360
                                                                                        -------------

                                                                                        $  10,927,873
                                                                                        =============


(1) Represents investment greater than 5% of the fair value of net assets available for benefits.

                         PAGENET EMPLOYEES SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)


INVESTMENTS AS OF DECEMBER 31, 1994 ARE AS FOLLOWS:

                                                                           SHARES OR                    FAIR
                                                                             UNITS                      VALUE
                                                                        -------------               --------------
    TCB Short - Term Investment Fund                                          273,367               $      273,367

(1) The Vanguard Group Money Market Reserves Prime Portfolio                  462,548                      900,817

(1) The Vanguard Group Fixed Income Securities Fund                            58,741                      604,507

    The Vanguard Group Windsor II                                              11,513                      182,136

(1) Davis New York Venture Fund Class A                                        52,756                      588,759

    T. Rowe Price International Stock Fund                                     13,397                      151,650

    Brandywine Fund, Inc.                                                       8,511                      200,520

(1) Paging Network, Inc. Common Stock                                          50,490                    1,716,660

(1) Janus Institutional Services Janus Fund                                    22,996                      431,860

(1) Stein Roe and Farnham Stein Roe Equity Trust                               19,466                      422,791

    Participants' Loans                                                                                     93,220
                                                                                                    --------------

                                                                                                    $    5,566,287
                                                                                                    ==============

(1) Represents investment greater than 5% of the fair value of net assets available for benefits.

                         PAGENET EMPLOYEES SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4.      EXPENSES

The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation and the services of the recordkeeper, shall be paid by the Plan unless paid by the Company. For the fiscal years ended December 31, 1995 and 1994, the Company paid all of the expenses of the Plan, aggregating approximately $160,000 and $138,000 in 1995 and 1994, respectively, for administrative services, trustee fees, and other expenses.

5.      RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                 December 31,
                                                                          1995                     1994
                                                                      -----------              -----------
Net assets available for benefits per the financial
  statements                                                          $11,389,930              $ 5,779,259
Amounts allocated to withdrawing participants                          (1,141,868)                (306,000)
                                                                      -----------              -----------
Net assets available for benefits per the Form 5500                   $10,248,062              $ 5,473,259
                                                                      ===========              ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                 Year ended
                                                                              December 31, 1995
                                                                              -----------------
Withdrawals and loan payments per the financial statements                        $1,264,036
Add:  Amounts allocated to withdrawing participants at
  December 31, 1995                                                                1,141,868
Less:  Amounts allocated to withdrawing participants at
  December 31, 1994                                                                 (306,000)
                                                                                  ----------
Withdrawals and loan payments per Form 5500                                       $2,099,904
                                                                                  ==========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                         PAGENET EMPLOYEES SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6.      PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of Paging Network, Inc. common stock, the Plan sponsor. Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. These loans are secured by the balance in the participant's account and bear interest at the prime rate effective on the first day of the month preceding the loan approval date plus 1%.

These party-in-interest transactions are exempt under ERISA Section 408 (e).

                            SUPPLEMENTAL SCHEDULES

                         PAGENET EMPLOYEES SAVINGS PLAN

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1995

                                                                              SHARES OR                               CURRENT
            ISSUER                       DESCRIPTION OF INVESTMENT             UNITS               COST                VALUE
- -----------------------------     -------------------------------------       -------          ------------         ----------
(1) Texas Commerce Bank, N.A.     TCB Short-Term Investment Fund              320,546          $    320,546          $ 320,546

(1) Texas Commerce Bank, N.A.     TCB Money Market Trust                       34,321                34,321             34,321

    The Vanguard Group            Money Market Reserves Prime Portfolio       777,698               777,698            777,698
    The Vanguard Group            Fixed Income Securities Fund                149,248             1,604,088          1,628,668
    The Vanguard Group            Windsor II                                   16,218               279,385            335,054

    Davis Funds                   Davis New York Venture Fund Class A          83,717             1,039,294          1,215,569

    T. Rowe Price                 International Stock Fund                     23,065               278,775            282,088

    Brandywine                    Brandywine Fund, Inc.                        12,588               300,192            353,485

    HCA Securities, Inc.          Harbor Capital Appreciation Fund             36,447               855,360            826,981

    Parkstone Mutual Fund         Small Cap Value Fund                         28,455               889,414            766,291

(1) Paging Network, Inc.          PageNet Stock Fund                          165,395             2,452,300          4,031,503

    Warburg, Pincus
    Counsellors, Inc.             International Equity Fund                     2,969                54,258             58,309

(1) Plan Participants             Loans (Interest rates from 7% to 10%)             -                     -            297,360
                                                                                               ------------        -----------
                                                                                               $  8,885,631        $10,927,873
                                                                                               ============        ===========


(1) Party-in-Interest

                         PAGENET EMPLOYEES SAVINGS PLAN
                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

  (a) Identity of                                                  (c) Purchase    (d) Selling
 Party Involved            (b) Description of Asset                    Price          Price        (g) Cost
 --------------            ------------------------                ------------    -----------     --------
Category (i) - Single transactions in excess of 5% of plan assets:
- ------------------------------------------------------------------

   Janus Institutional       Janus Fund - Sale                        $      -      $   819,014     $  675,013

   Services

   Stein Roe and             Stein Roe Equity Trust - Sale                   -          784,960        685,592
    Farnham

Category (iii) - Series of securities transactions in excess of 5%
- ------------------------------------------------------------------
of plan assets:
- ---------------

(1) Texas Commerce                TCB Short-Term Investment           $2,370,771     $        -     $2,370,771

    Bank, N.A.                    Fund

(1) Texas Commerce                TCB Short-Term Investment                    -      1,422,863      1,422,863
    Bank, N.A.                    Fund

(1) Texas Commerce                TCB Money Market                       882,555              -        882,555
    Bank, N.A.                    Trust

(1) Texas Commerce                TCB Money Market                             -        924,747        924,747
    Bank, N.A.                    Trust

    The Vanguard                  Money Market                           330,460              -        330,460
    Group                         Reserves Prime Portfolio

    The Vanguard                  Fixed Income Securities                377,284              -        377,284
    Group                         Fund

    Davis Funds                   Davis New York Venture Fund            375,590              -        375,590
                                  Class A

    Janus Institutional           Janus Fund                             234,049              -        234,049
    Services

    Parkstone Mutual              Small Cap Value                        889,414              -        889,414
    Fund                          Fund

    HCA Securities, Inc.          Harbor Capital Appreciation            885,360              -        885,360
                                  Fund

(1) Paging Network, Inc.          PageNet Stock Fund                     941,320              -        941,320



                                                             (h) Current
                                                                Value
                                                             of Asset on
 (a) Identity of                                             Transaction       (i) Net Gain
 Party Involved                                                  Date           or (Loss)
- ---------------                                              ----------        ------------
Category (i) - Single transactions in excess of 5% of plan assets:
- ------------------------------------------------------------------
   Janus Institutional                                        $  819,014      $   144,001

   Services

   Stein Roe and                                                 784,960           99,368
    Farnham

Category (iii) - Series of securities transactions in excess of 5%
- ------------------------------------------------------------------
of plan assets:
- ---------------
(1) Texas Commerce                                            $ 2,370,771     $         -

    Bank, N.A.

(1) Texas Commerce                                              1,422,863               -
    Bank, N.A.

(1) Texas Commerce                                                882,555               -
    Bank, N.A.

(1) Texas Commerce                                                924,747               -
    Bank, N.A.

    The Vanguard                                                  330,460               -
    Group

    The Vanguard                                                  377,284               -
    Group

    Davis Funds                                                   375,590               -



    Janus Institutional                                           234,049               -
    Services

    Parkstone Mutual                                              889,414               -
    Fund

    HCA Securities, Inc.                                          885,360               -


(1) Paging Network, Inc.                                          941,320               -

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1995.


Columns (e) and (f) are not applicable.

(1) Party-in-Interest

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Investment Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PAGENET EMPLOYEE SAVINGS PLAN

                                  By Investment Committee Appointed
                                  Pursuant to the Plan:


Date:  June 20, 1996              By: /s/ G. Robert Thompson
                                      -----------------------------------------
                                          G. Robert Thompson, Committee
                                          Member - Chairman


Date:  June 20, 1996              By: /s/ Levy Curry
                                      -----------------------------------------
                                          Levy Curry, Committee Member


Date:  June 20, 1996              By: /s/ Colleen Davidson
                                      -----------------------------------------
                                          Colleen Davidson, Committee
                                          Member


Date:  June 20, 1996              By: /s/ Barry Duncan
                                      -----------------------------------------
                                          Barry Duncan, Committee Member


Date:  June 20, 1996              By: /s/ Brett Paul
                                      ----------------------------------------
                                          Brett Paul, Committee Member